Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0845 F: +1 202.637.3593 stephanihildebrandt@eversheds-sutherland.com

July 12, 2019

VIA EDGAR

Alison T. White, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	CM Finance Inc

Definitive Proxy Statement – Special Meeting

(File No. 814-01054)

Dear Ms. White:

On behalf of CM Finance Inc (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received orally on July 11, 2019 regarding the Company’s preliminary proxy statement filed on July 2, 2019. The Staff’s comments are set forth below and are followed by the Company’s responses. References to the “Proxy Statement” contained herein are to the definitive proxy statement filed with the SEC concurrently with this letter. Terms used but not defined herein have the meaning ascribed to them in the Proxy Statement.

1.	We refer the Company to Item 3 of Schedule 14A with respect to dissenters’ rights of appraisal. Please confirm that the required disclosure is included in the Proxy Statement.

Response: The Company has added disclosure with respect to the lack of dissenters’ rights on page 10 of the Proxy Statement.

2.

We refer the Company to the first question on page 6 stating, “How will the base management fees payable by the Company change under the New Advisory Agreement?” The second paragraph notes that that from the Commencement Date through the end of the first and second fiscal quarters after the Commencement Date, the Base Management Fee will be calculated based on the value of the Company’s Gross Assets as of the end of each such quarter. If there will be any resulting consequences to Stockholders due to the difference in the fee calculation for the first and second fiscal quarters after the Commencement Date, please disclose such consequences in plain English.

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100 F Street, N.E. July 12, 2019 Page 2

Response: The Company respectfully advises the Staff that it does not believe there will be any resulting consequences to Stockholders due to the difference in the fee calculation for the first and second fiscal quarters after the Commencement Date.

3.

We refer the Company to the last question on page 6 stating, “Do any of the Company’s directors have an interest in the approval of the New Advisory Agreement that is different from that of the Stockholders generally?” The response states that Messrs. Mauer and Jansen are eligible to receive annual bonus payments and additional equity in the Adviser. Please disclose the basis for such annual bonus payments (i.e., whether they will be performance-based or discretionary).

Response: The Company has revised the disclosure on page 6 and elsewhere throughout the Proxy Statement to state that any annual bonus payments will be performance-based.

4.

We refer the Company to the last sentence of the second paragraph on page 14 stating, “The Investment Committee’s procedures for reviewing and approving investments will remain the same.” The Staff notes that Jeremy Ghose will be an observer to the Investment Committee. Please clarify whether Mr. Ghose will have a vote on the Investment Committee and, if so, revise the sentence quoted above to reflect such change in the Investment Committee’s procedures.

Response: The Company respectfully advises the Staff that, although one member of the Investment Committee will change, the Investment Committee’s process and procedures for reviewing and approving investments will remain the same. The Company has revised the disclosure on page 14 and elsewhere throughout the Proxy Statement to clarify that Mr. Ghose, as an observer to the Investment Committee, will not have a vote on the review and approval of investments.

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100 F Street, N.E. July 12, 2019 Page 3

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845.

Sincerely,

/s/ Stephani M. Hildebrandt
Stephani M. Hildebrandt

cc:	Rocco DelGuercio, CM Finance Inc
Steven B. Boehm, Eversheds Sutherland
Jeanne M. Waters, Eversheds Sutherland